Filed by CBOE Holdings, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.
Subject Company’s Commission File No.: To be assigned

CBOE News Release
Chicago Board Options Exchange
400 S. LaSalle Street
Chicago, IL 60605

CBOE ANNOUNCES FILING OF S-4 REGISTRATION STATEMENT

Chicago, January 25, 2007 — The Chicago Board Options Exchange announced today that its Board of Directors authorized the filing with the Securities and Exchange Commission (SEC) of an S-4 Registration Statement that will set forth the terms of its proposed demutualization transaction. CBOE expects to submit this filing to the SEC in the next two weeks. CBOE’s proposed demutualization is subject to regulatory approval by the SEC and a vote of the CBOE membership.

CBOE is currently a mutually-owned membership organization. In its proposed demutualization, CBOE will become a wholly owned subsidiary of a new holding company, CBOE Holdings, Inc.  CBOE memberships existing at the time of the demutualization will be converted into shares of CBOE Holdings.

“This is an historic step for CBOE, where we have paved the way for a successful CBOE demutualization by streamlining our membership structure, cutting costs, and increasing profitability.  The filing of our S-4 is an important next step toward reaching our ultimate goal to operate as the most successful options exchange in terms of customer and shareholder satisfaction,” said William J. Brodsky, CBOE Chairman and CEO.

CBOE, which is the largest options marketplace in the U.S. and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, visit the CBOE website at:   www.cboe.com.

Contacts:

Lynne Howard-Reed	Gary Compton
(312) 786-7123	(312) 786-7612
howardl@cboe.com	comptong@cboe.com

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This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) intends to file relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Such documents, however, are not currently available.  Members are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Members will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com once such documents are filed with the SEC. In addition, CBOE members may obtain free copies of the proxy statement/final prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE® and Chicago Board Options Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) intends to file relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Such documents, however, are not currently available.  Members are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Members will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com once such documents are filed with the SEC.  In addition, CBOE members may obtain free copies of the proxy statement/final prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.